                           FOSTER WHEELER CORPORATION

 STATEMENT OF COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES AND
        COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDEND REQUIREMENTS
                                    ($000'S)
                                    UNAUDITED

                                                6 months
                                                  1996          1995           1994           1993            1992          1991
                                                  ----          ----           ----           ----            ----          ----

Earnings:
- ---------
Net Earnings/(Loss)                             $ 48,501       $ 28,534       $ 65,410       $ 57,704       $(45,755)     $43,268
Taxes on Income                                   25,903         41,129         41,457         39,114         22,321       18,017
Cumulative Effect of Change in
      Accounting Principle                                                                                    91,259
Total Fixed Charges                               35,923         59,392         45,412         43,371         46,365       41,631
Capitalized Interest                              (3,735)          (106)          (467)          (213)        (1,739)      (7,824)
Capitalized Interest Amortized                     1,100          2,212          2,189          2,180          2,111        1,798
Equity Earnings of non-consolidated
      associated companies accounted for
      by the equity method, net of Dividends        (432)        (1,578)          (623)          (883)           771       (1,301)
                                                --------       --------       --------       --------       --------      -------

                                                $107,260       $129,583       $153,378       $141,273       $115,333      $95,589

Fixed Charges:
- --------------
Interest Expense                                $ 26,614       $ 49,011       $ 34,978       $ 33,558       $ 34,159      $24,540
Capitalized Interest                               3,735            106            467            213          1,739        7,824
Imputed Interest on non-capitalized
      lease payments                               5,574         10,275          9,967          9,600         10,467        9,267
                                                --------       --------       --------       --------       --------      -------

                                                $ 35,923       $ 59,392       $ 45,412       $ 43,371       $ 46,365      $41,631

RATIO OF EARNINGS TO FIXED CHARGES                  2.99           2.18           3.38           3.26           2.49         2.30

- ------------------
*There were no preferred shares outstanding during any of the periods indicated and therefore the consolidated ratio of earnings to fixed charges and combined fixed charges and preferred share dividend requirements would have been the same as the consolidated ratio of earnings to fixed charges and combined fixed charges for each period indicated.


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